Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285
U.S.A.
www.lilly.com

Date: October 26, 2009

VIA EDGAR
Ms. Dana Hartz
Staff Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Eli Lilly and Company
File Number 001-06351
Dear Ms. Hartz:
Confirming our conversation on October 14, 2009, we will provide you with our response by November 18, 2009 due to competing priorities.
If that is not acceptable timing, please let me know as soon as possible so I can adjust the timing.
I can be reached at 317-276-2024.
Sincerely,
ELI LILLY AND COMPANY
/s/ Arnold C. Hanish
Vice President and
Chief Accounting Officer

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